Dreyfus 100% U.S. Treasury Money Market Fund
Statement of Investments
March 31, 2005 (Unaudited)

U.S. Treasury Bills-100.2 %	Annualized Yield on Date of Purchase %	Principal Amount ($)	Value ($)
4/7/2005	2.55	448,000	447,810
4/14/2005	2.63	107,260,000	107,158,326
4/21/2005	2.24	102,146,000	102,019,971
4/28/2005	2.60	220,000,000	219,572,650
5/26/2005	2.67	80,000,000	79,674,889
6/2/2005	2.70	80,000,000	79,629,378
6/23/2005	2.80	70,000,000	69,550,532
Total U.S. Treasury Bills			
(cost $ 658,053,556)			**658,053,556**
Total Investments (cost $ 658,053,556)		**100.2%**	**658,053,556**
Liabilities, Less Cash and Receivables		**(0.2%)**	**(1,301,582)**
Net Assets		**100.0%**	**656,751,974**

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual and semi annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.